UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88032L209
(CUSIP Number)

Declan Doogan
16 Hammock Beach Court
Palm Coast, Florida 32137
(860) 501-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons Declan Doogan
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.
Number Of SharesBeneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,637,871
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,374,076
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,637,871
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.44%(1)
14.		Type of Reporting Person IN

 (1) This percentage is based on 25,201,312 shares of common stock of the Issuer outstanding as of June 11, 2021, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2021.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Tenax Therapeutics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Copley Parkway, Suite 490, Morrisville, North Carolina 27560.

Item 2. Identity and Background

(a)
This Schedule 13D is being filed by Declan Doogan, M.D. ("Dr. Doogan"), a member of the Issuer’s Board of Directors.

(b)
The business address of Dr. Doogan is 16 Hammock Beach Court, Palm Coast, Florida 32137.

(c)
Dr. Doogan is currently retired and serves on the Board of Directors of multiple biotechnology companies.

(d)
During the last five years, Dr. Doogan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Dr. Doogan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decision or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)
Dr. Doogan is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Dr. Doogan was a security holder in PHPrecisionMed Inc. ("PHPM"). On January 15, 2021, the Issuer acquired 100% of the equity of PHPM pursuant to an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on January 15, 2021, Dr. Doogan received 567,871 shares of Common Stock and 3,070 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred Stock"). The Series B Preferred Stock was not convertible until the Issuer received the approval of its stockholders for such conversion. Upon receipt of such approval, the shares of Series B Preferred Stock would be automatically converted into Common Stock. The stockholder approval was received at the Issuer's Annual Meeting of Stockholders held on June 10, 2021 and, as a result, Dr. Doogan's shares of Series B Preferred Stock were automatically converted into 3,070,000 shares of Common Stock on June 11, 2021. Pursuant to the Merger Agreement, of the 3,070,000 shares of Common Stock issued to Dr. Doogan upon conversion of his Series B Preferred Stock, 363,795 shares are being held back by the Issuer. In the event of certain claims under the indemnification provisions of the Merger Agreement, before 24 months after the issuance of the Series B Preferred Stock, some or all of these 363,795 shares of Common Stock may be cancelled to satisfy such claims. Before the end of such 24-month period, Dr. Doogan may not dispose of any of the 363,795 shares. Any shares remaining at the end of such period will then be released to Dr. Doogan.

Item 4. Purpose of Transaction

Dr. Doogan has acquired, and holds, the shares of Common Stock reported herein for investment purposes. He may acquire additional shares of Common Stock depending on market conditions and the business performance of the Issuer, but does not currently plan to purchase a number of additional shares of Common Stock that would result in a substantial change in his beneficial ownership or his ability to influence control of the Issuer.

Other than as described above, and except that Dr. Doogan may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers, or transfer or contribute shares of Common Stock to trusts for estate planning purposes, Dr. Doogan does not have any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

The 3,637,871 shares of Common Stock beneficially owned by Dr. Doogan represent 14.44% of the outstanding shares of Common Stock of the Issuer, based on 25,201,312 shares of Common Stock outstanding on June 11, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2021.

The only transaction by Dr. Doogan in the securities of the Issuer in the 60 days preceeding the filing of this Schedule was the automatic conversion of his shares of Series B Preferred Stock into Common Stock, as discussed above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a director of the Issuer, Dr. Doogan from time to time receives equity compensation in the form of stock options. On June 10, 2021, Dr. Doogan was granted options to purchase 6,250 shares of Common Stock at an exercise price of $2.00 a share. The options vest on June 10, 2022, and are exercisable through June 10, 2031. These options were granted under the Issuer's 2016 Stock Incentive Plan. Dr. Doogan may in the future receive additional grants of equity awards as compensation for serving on the Issuer's Board of Directors or committees thereof.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2021	By:	/s/ Declan Doogan
Declan Doogan, M.D.